Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AbCellera Biologics Inc.

We, KPMG LLP, consent to the use of our report, dated October 2, 2020, except for Note 18, as to which the date is December 7, 2020, with respect to the consolidated financial statements of AbCellera Biologics Inc. included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

December 7, 2020